FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 26, 2005

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 26 April 2005

2005 ANNUAL GENERAL MEETING MANAGEMENT REPORT

Profit & Adjustments 1998 1999 2000 2001 2002 2003 2004 Gold Revenue 184 206 227 233 213 215 235 Operating costs 140 161 146 143 162 189 214 Depreciation 39 45 35 32 26 29 33 Finance 29 26 14 11 6 6 -1 Other -15 -8 10 4 -13 -13 -29 Underlying profit -9 -18 22 43 32 4 43 Asset impairment -237 -121 16 21 31 206 Reported Earnings -9 -255 -99 59 53 35 329 Capital 33 33 55 37 24 27 87 $US/oz 350 350 325 280 300 340 380 Economic Grade Stockpile 65 Net tax assets 15 USD millions Over $350 million in asset values written down in 1999 and 2000 Those assets, tax assets & EGS are now written back $329m 1998 1999 2000 2001 2002 2003 2004

Financial Overview *Impaired in 2003 (not represented as reported)

Financial Details

2003 Volume Exchange rate Fuel & lube Mining Processing G&A Exploration ROM & WIP Other Deferred Waste EGS 2004 302 278 278 298 307 314 321 327 335 345 300 270 270 neg 24 52 30 pos 20 9 7 7 6 8 10 7 Total Cash Costs 2003 to 2004 Cost targets : 2005 <$230, to <$200 from 2007. Reviews to date have identified incremental cost savings of approximately $15m per annum within 2 years. Step change in cost profile with geothermal power. US$/0z

Hedging At end of 2004, committed hedging of 1.92 Mozs at average price of US$332/oz. This is less than 10% of reserves & 5% of resources. Deliveries of at least 160 Kozs of gold into hedge commitments each year. Likely deliveries

Performance Overview Performance measure 2004 2003 Variation (%) Material moved (Mt) 46.8 34.9 34% Ore mined (Mt) 11.6 11.0 6% Ore milled (kt) 4.1 3.9 4% Average grade (g Au/t) 5.11 4.94 3% Gold recovery (%) 88.4 88.6 0% Gold produced (k oz) 599 551 9% Avge cash price realised (US$/oz) 399 364 10% Total cash costs (US$/oz) 270 302 -10% Gross cash costs (US$/oz) 357 319 12% Safety 0.3 0.3 0%

Reliability Demonstrated * Millions of tonnes

Reliability Demonstrated * Tonnes per operating hour per autoclave

Reliability Demonstrated

Operating initiatives - Mining 2004 Additional equipment (shovel, 5 trucks) into operation Q2 and Q3. Productivity improvements on all equipment (Q1 to Q4 shovels +12%, trucks +7%, barges +7%) through improved road and bench conditions and operator training. Systematic maintenance improvements and refurbishment programme leading to improved equipment availability (Q1 to Q4 : shovels -4%, trucks +5%, barges +20%) 2005 Additional waste barge. Further productivity improvements targeted - training of supervisors and operators, harbour dredging. Equipment availabilities - shovel refurbishments completed, tyre awareness and on- site repairs, drill refurbishment programme, continue improvements to maintenance planning and systems. Tyre and parts shortages. Cost efficiencies - maintenance planning, condition monitoring programme, service interval extension, fuel additive trials, technological solutions.

Operating initiatives - Processing 2004 Reliability improvements - thickener by-pass installed, grinding motor overhaul, autoclave re-bricking, maintenance team, systems and condition monitoring strengthened. Throughput and recovery - replacement carbon kiln installed, recovery circuit upgrades, successful gravity trials. 2005 Reliability - Successful total shutdown in March, continued autoclave re-bricking, liquid oxygen pump and valve upgrade, crusher repairs (deferred from 2004). Throughput and recovery - 2nd grinding thickener (commissioned in February), flocculant trials for Lienetz higher clay and sulphur ores, increase to oxygen capacity, installation of gravity circuit for free gold, further trials to reduce autoclave recirculation. Cost efficiencies - geothermal energy, reagent optimisation, energy, consumables usage, programmed maintenance.

2005 Production 24 metres Surface Q2 / 05 Q1 / 06 Q3 / 05 Q4 / 05 1.7 to 3 g/t 3 to 5 g/t >5 g/t Each 6 metre bench contains between 50 to 100 k ozs

Forward Production Profile For the period of 2009 to 2018, average annual gold production is estimated to be 710 Kozs. Since 1998 when full production commenced, output has ranged between 520 and 648 Kozs.

Reserve Growth 14.6 14.5 12.6 12.7 15.0 24.6 25.9 Year Gold Price Million of Ounces 18.1 20.3

Potential exists in: North Kapit (closure and infill) Kapit link (Lienetz/Kapit combined pit) Cost improvements Processing options (e.g. flotation and access to low sulphur ores) Gold price increases Further Reserves

Capital Requirements 2004 2005 2006 2007 2008 2009 Mining Fleet 16 10 9 20 16 18 Projects 63 41 19 10 Geotechnical 3 12 7 2 3 Sustaining 5 15 14 7 10 8 Flotation Expansion 30 98 14 (US$ millions)

Geothermal Power 30MW status Final stages for commissioning in May. Application for tradeable carbon credits under external review. 20MW addition Approved 25 April, capital cost US$37 million. Construction to commence in July, commissioning June 2006. Modular additions to existing plant with additional pipework and power lines. Additional capacity Studies indicate more steam resources exist. To provide for spinning reserve & flotation requirements Modelling and testing to be completed in July.

Flotation Expansion Significant step in unlocking potential. Study has demonstrated a robust investment case. Capital cost estimate ÷ US$142m, 5 year pay back period. At least an additional 140 Kozs per year in the early years. Approval to proceed with Front End Engineering Design Still to arrange: finance environmental & regulatory approvals

Incremental capacity increases to date (2.8 to 4.3 million tonnes per annum) heat recovery, pebble crusher, duplicate autoclave feed, additional thickener reinforced by reliability measures Step change by flotation significant increase in production capacity allows resource conversion to reserve of low sulphur ores Incremental capacity gains to come including gravity plant and recovery optimisation Potential further step change biological oxidation facilitates further resource conversion Unlocking Potential : An Ongoing Cycle Cost Reduction

People & Environment People Safety performance Employing more Lihirians Project personnel, pressure on infrastructure Environment Improved management systems - ISO 14001 CSIRO marine studies results Updating the Environmental Plan Pursuing energy audit findings

Community Transparency - Independent social review - Independent monitoring Communication - YBW - Ward ambassadors Education - Environmental programme - Capacity building and assistance; community groups, local government, local businesses Health - Malaria, filariasis, pre & post natal, dental Benefits - Spread through involvement as shareholders, employees, landowners and business partners, - Sustainable development based (rather than all compensation based) Issues - Integrated Benefits Package review - Migration

Our Focus, Your Investment Expanding production - grade increases - Lienetz - incremental improvements and operational reliability - step change flotation next generation (biological oxidation?) Reducing costs - geothermal energy - programmed reviews and established targets Expanding reserves - production levels & costs Increasing revenues - strong gold price environment - reducing hedge book In a sustainable way - insistence on safe work practices - environmental management - broad community engagement - strong government relationships

www.lihir.com.pg